TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports Record Results for 2024 with 623,579 Ounces of Gold Sold,
Revenue of $1.5 Billion and Operating Cash Flow of $430 Million

all financial figures are in US dollars, unless otherwise indicated

February 19, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its unaudited financial and operating results for the fourth quarter and fiscal year ended December 31, 2024. These results are preliminary and could change based on final audited results. Equinox Gold's 2024 audited consolidated financial statements and accompanying management's discussion and analysis for the three months and year ended December 31, 2024 are expected to be released around mid-March.

Greg Smith, President & CEO of Equinox Gold, commented: "Equinox Gold finished 2024 with its strongest quarter of production, bringing full-year production to an annual record of 621,893 ounces of gold with 623,579 ounces of gold sold, and driving record financial results including revenue and cash flow from operations. These results reflect commencement of production from our new Greenstone Mine where we consolidated 100% ownership of the mine, achieved commercial production, and produced more than 111,700 ounces of gold at Greenstone in its first, partial year of operations.

"Looking forward, we expect to produce between 635,000 to 750,000 ounces of gold in 2025 with cash costs of $1,075 to $1,175 per ounce and all-in sustaining costs of $1,455 to $1,550 per ounce. This guidance does not include any production from our Los Filos Mine in Mexico. We have reached consensus on new agreements with the three local communities and two communities have ratified and signed new long-term agreements; however, one community remains outstanding. Continuing operations at Los Filos in 2025 is subject to the successful completion of new long-term agreements with all three communities in the very near term.

"We continue to advance permitting for our Castle Mountain expansion, are consolidating our Fazenda and Santa Luz mines into a combined operating unit to be called the Bahia Complex, and will commence development of the underground portal and decline at our Aurizona mine later this year. Another focus for 2025 is using increasing cash flow from operations in this strong gold price environment to reduce our corporate debt."

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2024

Operational

• Produced 213,964 ounces of gold

• Sold 217,678 ounces of gold at an average realized gold price of $2,636 per oz

• Total cash costs of $1,458 per oz and all-in sustaining cost ("AISC") of $1,652 per oz(1)

• Four lost-time injuries and a total recordable injury frequency rate(2) of 2.48 for the Quarter

• No significant environmental incidents during the Quarter

Earnings

• Income from mine operations of $170.1 million

• Net income of $28.3 million or $0.06 per share (basic)

• Adjusted net income of $77.5 million or $0.17 per share(1)

Financial

• Cash flow from operations before changes in non-cash working capital of $212.7 million ($247.8 million after changes in non-cash working capital)

• Adjusted EBITDA of $218.2 million(1)

• Sustaining expenditures of $39.9 million and non-sustaining expenditures of $49.1 million

____________________________________

(1) Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EPS (earnings per share), and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Total recordable injury frequency rate ("TRIFR") and significant environmental incident frequency rate ("SEIFR") are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

RECENT DEVELOPMENTS

• Provided 2025 production and cost guidance of 635,000 to 750,000 ounces of gold at cash costs of $1,075 to $1,175 per oz and AISC of $1,455 to $1,550 per oz(1)

• Provided 2025 sustaining and non-sustaining expenditure guidance of $411 million

- $310 million of sustaining expenditures

- $102 million of non-sustaining expenditures

• Issued an updated technical report for Fazenda that includes an updated Mineral Reserve and Mineral Resource estimate, demonstrating mine life extension to 2033

• At Los Filos, the Company reached consensus on terms for new agreements with the three local communities. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If the Company is unable to satisfactorily complete these agreements with all three communities in the very near term, the Company will suspend operations at Los Filos indefinitely

2024 HIGHLIGHTS

Operational

• Produced 621,893 ounces of gold

• Sold 623,579 ounces of gold at an average realized gold price of $2,423 per oz

• Total cash costs of $1,598 per oz(1) and AISC of $1,870 per oz(1)

• Ten lost-time injuries, one fatality; four sites had no lost-time injuries

• Achieved a total recordable injury frequency rate of 2.21, 26% better than the Company's target for the year

• Achieved a significant environmental incident frequency rate(2) of 0.20, a 31% improvement compared to 2023

• Poured first gold at Greenstone on May 22, 2024 and declared commercial production on November 6, 2024

• Suspended mining in the Piaba open pit at Aurizona in April following a geotechnical event; continued processing stockpiled ore through April and accelerated mining in the new Tatajuba open pit; commenced processing Tatajuba ore in July and re-commenced mining in the Piaba open pit in November

Earnings

• Income from mine operations of $304.0 million

• Net income of $339.3 million or $0.85 per share

• Adjusted net income of $96.7 million(1) or $0.24 per share(1)

Financial

• Cash flow from operations before changes in non-cash working capital of $430.2 million ($372.2 million after changes in non-cash working capital)

• Adjusted EBITDA of $458.2 million(1)

• Sustaining expenditures of $151.1 million and non-sustaining expenditures of $283.1 million

• Cash and cash equivalents (unrestricted) of $239.3 million at December 31, 2024

• Net debt(1) of $1,108.5 million at December 31, 2024

Corporate

• On October 1, 2024, filed a short form base shelf prospectus, replacing the previous short form base shelf prospectus which was set to expire by year-end 2024

• On May 13, 2024, purchased the remaining 40% of Greenstone to consolidate 100% ownership to Equinox Gold for total consideration of $962.6 million, as follows:

- 42.0 million common shares of Equinox Gold valued at $217.6 million

- $705.0 million in cash payable on closing, funded in part with a new term loan and a bought deal financing

- $40.0 million in cash payable by December 31, 2024, which was paid in full on December 30, 2024

Corporate (cont.)

• Maintained liquidity

- On October 29, 2024, deferred the first five monthly deliveries associated with gold prepay transactions

- On April 26, 2024, completed $299.0 million bought deal financing to partially fund the Greenstone Acquisition; issued 56.4 million common shares at $5.30 per share

- On May 13, 2024, arranged new $500.0 million three-year term loan to partially fund the Greenstone Acquisition

- Extended the $139.3 million principal 4.75% convertible notes from March 10, 2025 to September 10, 2025 and amended the conversion price from $7.80 per common share to $6.50 per common share

- In October 2024, issued 26.6 million common shares upon conversion of $139.7 million of convertible notes with a $5.25 conversion price

- Sold the remainder of the Company's equity investment in i-80 Gold Corp. (TSX: IAU) ("i-80 Gold") for total proceeds of $48.2 million

• On October 9, 2024, Mr. Fraz Siddiqui resigned from the Company's Board of Directors ("Board"). Mr. Siddiqui was the Board appointee of Mubadala Investment Company under an investor rights agreement. With conversion of the $130 million convertible note and subsequent sale of the issued shares, as announced on October 3, 2024, the investor rights agreement is no longer in effect

• On May 10, 2024, Ms. Trudy Curran was appointed to the Board

Development and exploration

• Advanced permitting and front-end engineering for the Castle Mountain Phase 2 expansion

• Commenced mining of the new Tatajuba open-pit deposit at Aurizona; advanced technical studies for the Piaba underground portal and ramp

• Successfully replaced reserves through 75,175 metres of reserve replacement drilling and strategic mine planning updates

• Completed 8,748 metres of step-out drilling across the portfolio with a focus on mine life extension, and completed 25,215 metres of regional drilling to delineate new deposits

• Issued an updated technical report for Greenstone, which included updates to the Mineral Reserve and Mineral Resource estimates, annual production estimates, and life-of-mine capital and operating costs

• Updated the Mineral Resource estimate for the exploration-stage Hasaga Property and issued an updated technical report

Responsible mining

• Completed the Ride to Greenstone fundraiser: cycled 3,634 km from Vancouver, BC to Greenstone and raised C$1.24 million for the Geraldton District Hospital and more than C$200,000 for charities in Brazil and the USA

• Improved S&P Corporate Sustainability Assessment score by 13% compared to 2023

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Thursday, February 20, 2025 commencing at 7:30 am Vancouver time to discuss the financial and operating results for the fourth quarter and fiscal year ended December 31, 2024. The webcast will be archived on Equinox Gold's website until August 20, 2025.

Conference call
Toll-free in U.S. and Canada: 1-844-763-8274
International callers: +1 647-484-8814

Webcast
www.equinoxgold.com

BUSINESS OVERVIEW

At the date of this news release, the Company's operating gold mines are the Greenstone Mine ("Greenstone") in Canada, the Mesquite Mine ("Mesquite") in the United States, the Los Filos Mine Complex ("Los Filos") in Mexico, and the Aurizona Mine ("Aurizona"), Bahia Complex (comprising the Fazenda and Santa Luz mines) and RDM Mine ("RDM") in Brazil. In August 2024, the Company announced its decision to suspend Phase 1 operations at its Castle Mountain Mine ("Castle Mountain") for the duration of Phase 2 permitting. While residual leaching and gold production will continue into 2025, commencing September 1, 2024 Castle Mountain is being reported as a development project. The Company poured first gold at Greenstone on May 22, 2024 and declared commercial production on November 6, 2024.

On May 13, 2024, the Company acquired the remaining 40% interest in Greenstone resulting in the Company owning 100% of Greenstone (the "Greenstone Acquisition"). The operational and financial results of the assets acquired in the Greenstone Acquisition are included from May 13, 2024 onward.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

	December 31, 2024	December 31, 2023
Basic weighted average shares during period	400,109,698	312,765,516
Shares outstanding end of period	455,232,521	318,013,861

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Gold produced	oz	213,964	173,983	154,960	621,893	564,458
Gold sold	oz	217,678	173,973	149,861	623,579	559,481
Average realized gold price	$/oz	2,636	2,461	1,983	2,423	1,941
Cash costs per oz sold(1)(2)	$/oz	1,458	1,720	1,330	1,598	1,350
AISC per oz sold(1)(2)	$/oz	1,652	1,994	1,657	1,870	1,612
Financial data
Revenue	M$	575.0	428.4	297.8	1,514.1	1,088.2
Income from mine operations	M$	170.1	101.4	38.6	304.0	109.0
Net income (loss)	M$	28.3	0.3	3.9	339.3	28.9
Earnings (loss) per share (basic)	$/share	0.06	-	0.01	0.85	0.09
Adjusted EBITDA(1)	M$	218.2	141.9	95.3	458.2	304.4
Adjusted net income (loss)(1)	M$	77.5	37.4	2.4	96.7	21.7
Adjusted EPS(1)	$/share	0.17	0.09	0.01	0.24	0.07
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	239.3	167.8	192.0	239.3	192.0
Net debt(1)	M$	1,108.5	1,314.7	733.0	1,108.5	733.0
Operating cash flow before changes in non-cash working capital(3)	M$	212.7	130.1	168.2	430.2	527.5

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three months and year ended December 31, 2024 excludes Greenstone's results before the mine reached commercial production on November 6, 2024 and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced (see Development Projects in the MD&A). Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Includes proceeds from gold prepay arrangements of $75.6 million and $225.0 million for the three months and year ended December 31, 2023, respectively.

(4) Numbers in tables throughout this news release may not sum due to rounding.

CONSOLIDATED 2024 RESULTS COMPARED TO 2024 GUIDANCE

In February 2024, the Company published its 2024 production and cost guidance, which was subsequently updated to reflect the consolidation of its ownership of Greenstone and progress with the Greenstone ramp-up, the suspension of Phase 1 mining at Castle Mountain until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and the geotechnical event at Aurizona ("2024 Guidance").

	2024 Actuals	2024 Guidance Range
Gold production (oz)(1)	621,893	590,000 - 675,000
Cash costs ($/oz)(1)(2)	$1,598	$1,450 - $1,550
AISC ($/oz)(1)(2)	$1,870	$1,820 - $1,920
Sustaining capital (M$)(1)(3)	$152	$187
Non-sustaining capital ($M)(1)(3)	$284	$295

(1) Gold production actuals and guidance includes ounces produced and expected to be produced from Greenstone, respectively, during the pre-commercial production and commercial production periods. Gold production guidance reflects anticipated production from Castle Mountain prior to the suspension of mining in Q3 2024, while gold production actuals reflect Castle Mountain production for full-year 2024.

(2) Consolidated cash cost per oz and AISC per oz actuals and guidance exclude the results of Greenstone gold production before the mine reached commercial production on November 6, 2024, and exclude the results of gold production at Castle Mountain after August 31, 2024, when residual leaching commenced. Cash costs per oz and AISC per oz are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(3) Sustaining and non-sustaining expenditures include exploration expense and capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Total sustaining capital expenditures for the year ended December 31, 2024 were $130.8 million. Total non-sustaining capital expenditures for the year ended December 31, 2024 were $247.7 million.  For the year ended December 31, 2024, non-sustaining expenditures at Greenstone exclude capitalized interest of $84.1 million. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.

2025 GUIDANCE AND OUTLOOK

For 2025, the Company expects to produce 635,000 to 750,000 ounces of gold. Cash costs for 2025 are estimated at $1,075 to $1,175 per oz, with AISC of $1,455 to $1,550 per oz. Production and cash flow are expected to grow each quarter through 2025.

The Company is not issuing 2025 cost and production guidance for Los Filos. Continuing operations at Los Filos in 2025 is subject to the successful completion of new long-term agreements with three local communities. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd carbon-in-leach ("CIL") processing plant to increase recoveries from higher-grade ore. The Company and the three communities have held collaborative and open dialogue and reached consensus on terms for new agreements. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If the Company is unable to satisfactorily complete these agreements with all three communities in the very near term, the Company will suspend operations at Los Filos indefinitely.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(3)	Non-sustaining expenditures (M$)(4)
Canada
Greenstone	300,000 - 350,000	$790 - $890	$1,045-$1,145	$116	$35
USA
Mesquite	90,000 - 105,000	$1,235 - $1,335	$1,725 - $1,825	$51	$16
Brazil
Aurizona	70,000 - 90,000	$1,205 - $1,305	$1,855 - $1,955	$57	$29
Bahia Complex(5)	125,000 - 145,000	$1,360 - $1,460	$1,845 - $1,945	$70	$12
RDM	50,000 - 60,000	$1,615 - $1,715	$1,880 - $1,980	$15	$10
Total(6)	635,000 - 750,000	$1,075 - $1,175	$1,455 - $1,550	$310	$102

(1) Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Exchange rates used to forecast 2025 cash cost and AISC per oz include a rate of BRL 5.25 to USD 1, CAD 1.34 to USD 1 and MXN 18.50 to USD 1.

(3) Sustaining expenditures include asset retirement obligation accretion and amortization, exploration expense and capital expenditures. Of the $310 million sustaining expenditures, $296 million is expected to be capital expenditures. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.

(4) Non-sustaining expenditures include exploration expense and capital expenditures. Of the $102 million non-sustaining expenditures, $90 million is expected to be capital expenditures.

(5) The Bahia Complex reflects the anticipated merger of Santa Luz and Fazenda in 2025. See below for additional detail.

(6) Total is the sum of the individual mine-level amounts. Numbers may not sum due to rounding.

The Company's primary operating focus for 2025 continues to be ramping up Greenstone to full capacity. For development activities, the Company is advancing engineering and permitting for the Castle Mountain Phase 2 expansion and plans to start underground portal development for the Aurizona underground expansion in late 2025.

Cash costs for 2025 reflect the life cycle stages of the assets in the Company's portfolio and that consumables, labour and equipment costs are expected to face continued upward pressure throughout 2025. In addition, due to the recent strength of the United States Dollar ("USD"), the Brazilian Real ("BRL"), Canadian Dollar ("CAD") and Mexican Peso ("MXN") have underperformed compared to USD in 2023 and 2024, and management expects additional weakening in the BRL, CAD and MXN compared to USD throughout 2025.

Sustaining expenditures in 2025 of $310 million includes investing: (i) $101 million in capitalized stripping programs, with the largest investments at Aurizona and Mesquite, (ii) $72 million in equipment costs, of which $52 million relates to fleet support  processing improvements and production loaders at Greenstone, $12 million relates to equipment and components acquisition at Bahia Complex, and (iii) $66 million relates to tailings storage facility ("TSF") lifts and maintenance at Greenstone, Aurizona, Bahia Complex and RDM. Non-sustaining expenditures in 2025 of $102 million includes investing: (i) $32 million for post-construction costs at Greenstone including a new hydro substation, fleet equipment, a seventh genset in the power plant, and a new Ontario Provincial Police detachment building, and (ii) $23 million related to capitalized stripping programs at Mesquite and RDM.

Sustaining expenditures for 2025 include $14 million for exploration with a focus on reserve replacement across the portfolio. Non-sustaining expenditures include $14 million for step-out and regional exploration, primarily at Aurizona and in the Bahia Complex.

The Company plans to use increased cash flow from operations, coupled with high gold prices, to continue deleveraging its balance sheet, targeting approximately $200 million in debt repayment, including repayment of the 2020 Convertible Notes. Given normal seasonality of the Company's operations and Greenstone ramp-up, this is expected to occur in the second half of the year. Should the 2020 Convertible Notes be converted to shares, total deleveraging will increase by approximately $140 million, as repayment funds will be redirected to other debt reduction. This proactive debt reduction strategy is expected to enhance financial flexibility and strengthen the Company's capital structure, positioning it for long-term financial stability.

The Company is combining Fazenda and Santa Luz into a single reporting unit called the "Bahia Complex" effective in the first half of 2025. These two mines are in close geographic proximity and share management oversight, making this consolidation a strategic step to maximize synergies and cost efficiencies. Upon implementation, the Company expects to report production, cash costs, and AISC for the Bahia Complex on a combined basis.

On February 1, 2025, an executive order was signed by the President of the United States, which introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian government announced retaliatory tariffs on imports from the United States. Subsequently, all three countries postponed their previously announced tariffs. The Company believes its revenue structure will be largely unaffected by the tariffs. The Company is reviewing its exposure to the potential tariffs and alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented. However, the majority of the Company's cost structure relates to labour, contractors, energy and royalties in the countries in which it operates, and these items are not expected to be directly affected by any of the tariffs. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on the Company's supply chains, the Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances. The costs guidance set out above does not factor any potential impact from such tariffs.

The Company may revise guidance during the year to reflect changes to expected results.

OPERATING & FINANCIAL RESULTS BY MINE

Greenstone, Ontario, Canada

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	June 30, 2024	December 31, 2024
Ore mined	kt	3,145	2,038	1,276	7,108
Waste mined	kt	9,225	6,579	5,811	26,453
Open pit strip ratio	w:o	2.93	3.23	4.56	3.72
Tonnes processed	kt	1,643	1,319	725	3,687
Average gold grade processed	g/t	1.26	1.15	1.28	1.22
Recovery	%	82.0	78.6	88.0	82.1
Gold produced	oz	53,022	42,448	16,247	111,717
Gold sold	oz	56,413	43,747	10,358	110,518

Financial data
Revenue(3)	M$	148.3	106.1	23.9	278.3
Cash costs(1)(2)	M$	58.7	40.7	7.8	107.2
Sustaining capital(1)	M$	5.3	-	-	5.3
Reclamation expenses	M$	0.3	0.4	0.1	0.8
Total AISC(1)(2)	M$	64.3	41.1	7.9	113.3
AISC contribution margin(1)	M$	83.9	65.0	16.1	165.0
Non-sustaining expenditures	M$	21.1	65.0	74.0	212.9

Unit analysis
Realized gold price per oz sold	$/oz	2,629	2,425	2,312	2,518
Cash costs per oz sold(1)(2)	$/oz	1,041	930	750	970
AISC per oz sold(1)(2)	$/oz	1,141	938	762	1,025
Mining cost per tonne mined	$/t	2.66	3.09	0.91	1.97
Processing cost per tonne processed	$/t	15.68	12.03	3.84	12.05
G&A cost per tonne processed	$/t	7.04	8.80	4.88	7.24

(1) Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Revenue is reported net of silver revenue

Outlook

Greenstone production guidance for 2025 is 300,000 to 350,000 ounces of gold, with cash costs of $790 to $890 per oz and AISC of $1,045 to $1,145 per oz.

Sustaining expenditures at Greenstone of $116 million in 2025 include $35 million for a TSF raise, $52 million for fleet support, processing improvements and production loaders, and $20 million for a dewatering well, water management pond, waste rock storage areas, and back-up power. Non-sustaining expenditures of $35 million in 2025 relate primarily to purchasing an additional shovel and trucks, completing the relocated community electrical substation, installation of a seventh genset in the power plant, and completing the Ontario Provincial Police detachment construction.

Mesquite Gold Mine, California, USA

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined and stacked on leach pad	kt	-	1,535	3,844	6,681	16,988
Waste mined	kt	13,348	12,198	8,067	49,076	34,119
Open pit strip ratio	w:o	-	7.95	2.10	7.35	2.01
Average gold grade stacked to leach pad	g/t	-	0.33	0.52	0.33	0.45
Gold produced	oz	17,129	15,223	25,923	71,984	87,753
Gold sold	oz	17,273	15,018	24,190	73,664	85,987

Financial data
Revenue(2)	M$	45.5	37.6	48.6	173.1	167.9
Cash costs(1)	M$	23.1	20.3	25.9	92.7	95.1
Sustaining capital(1)	M$	0.2	0.4	0.1	0.6	10.7
Reclamation expenses	M$	0.7	0.6	(0.1)	2.8	1.8
Total AISC(1)	M$	24.0	21.3	25.9	96.1	107.6
AISC contribution margin(1)	M$	21.4	16.3	22.7	76.9	60.4
Non-sustaining expenditures	M$	22.7	11.2	5.9	41.1	17.2

Unit analysis
Realized gold price per oz sold	$/oz	2,634	2,504	2,009	2,350	1,953
Cash costs per oz sold(1)	$/oz	1,337	1,354	1,070	1,259	1,105
AISC per oz sold(1)	$/oz	1,392	1,421	1,068	1,306	1,251
Mining cost per tonne mined	$/t	1.71	1.49	1.91	1.47	1.66
Processing cost per tonne processed	$/t	-	7.16	3.85	6.82	3.01
G&A cost per tonne processed	$/t	-	2.96	1.39	2.91	0.96

(1) Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Revenue is reported net of silver revenue.

Outlook

Mesquite production guidance for 2025 is 90,000 to 105,000 ounces of gold, with approximately 70% of production expected in the second half of the year. Cost guidance for 2025 is cash cost of $1,235 to $1,335 per oz and AISC of $1,725 to $1,825 per oz. Sustaining expenditures of $51 million primarily relate to capitalized stripping of the Brownie phase 4 and Big Chief 8 pits. Non-sustaining expenditures of $16 million primarily relate to capitalized waste stripping of the Ginger pit.

Mesquite's 2025 production is predominantly from accessing the Ginger pit which is expected to yield ore in H1 2025. Brownie phase 4, Rainbow North and Big Chief 8 pits waste stripping campaigns will be performed throughout 2025 to provide ore for 2026.

Los Filos Gold Mine, Guerrero, Mexico

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined - open pit	kt	3,395	3,054	1,307	9,633	9,092
Waste mined - open pit	kt	7,948	8,243	7,411	35,081	39,789
Open pit strip ratio	w:o	2.34	2.70	5.67	3.64	4.38
Average open pit gold grade	g/t	0.60	0.64	1.21	0.63	0.86
Ore mined - underground	kt	238	222	125	809	461
Average underground gold grade	g/t	2.57	3.14	3.26	2.81	3.22
Tonnes processed	kt	3,812	3,253	1,488	10,566	9,702
Gold produced	oz	60,521	48,462	42,210	170,369	159,071
Gold sold	oz	58,321	49,880	39,474	169,556	157,586

Financial data
Revenue(2)	M$	153.4	122.6	78.2	410.8	305.0
Cash costs(1)	M$	112.1	98.3	65.2	325.5	260.8
Sustaining capital(1)	M$	6.4	8.0	16.1	40.9	33.8
Sustaining lease payments	M$	0.2	0.2	-	0.7	0.2
Sustaining exploration expenditures	M$	0.1	0.1	-	0.5	-
Reclamation expenses	M$	0.8	0.7	0.7	2.9	3.0
Total AISC(1)	M$	119.6	107.4	82.0	370.5	297.9
AISC contribution margin(1)	M$	33.8	15.2	(3.8)	40.4	7.1
Care and maintenance	M$	-	-	-	-	0.3
Non-sustaining expenditures	M$	-	-	0.2	-	0.7

Unit analysis
Realized gold price per oz sold	$/oz	2,630	2,458	1,982	2,423	1,935
Cash costs per oz sold(1)	$/oz	1,922	1,972	1,651	1,920	1,655
AISC per oz sold(1)	$/oz	2,051	2,153	2,078	2,185	1,890
Mining cost per tonne mined - open pit	$/t	1.94	1.93	2.65	1.93	2.08
Mining cost per tonne mined - underground	$/t	110.99	105.73	110.34	103.51	117.81
Processing cost per tonne processed	$/t	7.55	7.42	17.80	7.54	10.14
G&A cost per tonne processed	$/t	2.73	2.59	7.54	2.84	4.02

(1) Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Revenue is reported net of silver revenue.

Outlook

The Company is not issuing 2025 cost and production guidance for Los Filos. Continuing operations at Los Filos in 2025 is subject to the successful completion of new long-term agreements with three local communities. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd carbon-in-leach ("CIL") processing plant to increase recoveries from higher-grade ore. The Company and the three communities have held collaborative and open dialogue and reached consensus on terms for new agreements. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If the Company is unable to satisfactorily complete these agreements with all three communities in the very near term, the Company will suspend operations at Los Filos indefinitely.

Aurizona Gold Mine, Maranhão, Brazil

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined	kt	1,029	798	1,453	2,039	3,750
Waste mined	kt	11,485	7,568	5,347	25,073	20,805
Open pit strip ratio	w:o	11.16	9.48	3.68	12.30	5.55
Tonnes processed	kt	938	690	812	2,562	3,390
Average gold grade processed	g/t	0.90	0.97	1.44	0.96	1.22
Recovery	%	89.2	90.8	90.1	90.0	90.3
Gold produced	oz	24,277	17,181	34,104	71,624	120,626
Gold sold	oz	24,520	16,334	33,638	72,895	120,164

Financial data
Revenue(2)	M$	64.8	40.7	65.9	173.8	233.3
Cash costs(1)	M$	37.4	24.6	30.7	114.2	128.3
Sustaining capital(1)	M$	16.4	9.6	11.6	45.2	41.6
Sustaining lease payments	M$	0.3	0.4	0.5	1.6	1.9
Reclamation expenses	M$	0.5	0.4	0.4	1.7	1.3
Total AISC(1)	M$	54.6	35.0	43.2	162.7	173.1
AISC contribution margin(1)	M$	10.1	5.6	22.8	11.0	60.2
Non-sustaining expenditures	M$	0.9	0.9	3.5	4.6	8.3

Unit analysis
Realized gold price per oz sold	$/oz	2,641	2,489	1,960	2,384	1,941
Cash costs per oz sold(1)	$/oz	1,525	1,503	913	1,567	1,068
AISC per oz sold(1)	$/oz	2,229	2,145	1,283	2,233	1,440
Mining cost per tonne mined	$/t	2.14	2.48	3.32	2.58	3.17
Processing cost per tonne processed	$/t	9.71	12.30	12.68	12.79	12.24
G&A cost per tonne processed	$/t	4.16	5.59	5.30	6.15	5.16

(1) Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Revenue is reported net of silver revenue.

Outlook

The Aurizona mine plan was modified as a result of the geotechnical event, with continued access restrictions to certain areas of the Piaba open pit, during the rainy season. Production guidance for 2025 is 70,000 to 90,000 ounces of gold, with cash costs of $1,205 to $1,305 per oz and AISC of $1,855 to $1,955 per oz.

Sustaining expenditures at Aurizona of $57 million in 2025 include $33 million in capitalized stripping and $16 million for Vene 2 TSF expansion. Non-sustaining expenditures at Aurizona of $29 million in 2025 primarily relate to underground development.

The Company is advancing plans for the development of the Piaba underground portal and ramp in late 2025, as discussed in the Development Projects section of the MD&A.

Fazenda Gold Mine, Bahia, Brazil

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined - open pit	kt	132	141	118	538	554
Waste mined - open pit	kt	1,960	1,701	989	6,661	5,168
Open pit strip ratio	w:o	14.87	12.08	8.36	12.38	9.34
Average open pit gold grade	g/t	1.30	1.14	1.18	1.20	1.37
Ore mined - underground	kt	257	219	262	780	854
Average underground gold grade	g/t	2.06	1.55	1.88	1.81	1.78
Ore mined - total	kt	389	360	380	1,318	1,407
Tonnes processed	kt	374	377	369	1,477	1,429
Average gold grade processed	g/t	1.80	1.37	1.68	1.47	1.61
Recovery	%	91.1	90.3	89.7	90.6	90.2
Gold produced	oz	18,522	15,280	17,708	62,382	66,375
Gold sold	oz	19,055	15,464	17,273	63,221	66,120

Financial data
Revenue(2)	M$	50.5	38.2	34.1	152.1	127.8
Cash costs(1)	M$	19.4	23.4	21.3	86.4	81.3
Sustaining capital(1)	M$	3.7	4.2	5.5	15.0	12.2
Sustaining lease payments	M$	0.6	0.6	0.4	2.1	1.5
Reclamation expenses	M$	0.1	0.1	0.2	0.6	0.7
Total AISC(1)	M$	23.8	28.3	27.4	104.1	95.7
AISC contribution margin(1)	M$	26.6	9.9	6.7	48.0	32.0
Non-sustaining expenditures	M$	3.1	2.7	2.8	10.6	10.9

Unit analysis
Realized gold price per oz sold	$/oz	2,648	2,472	1,977	2,406	1,932
Cash costs per oz sold(1)	$/oz	1,019	1,512	1,234	1,366	1,230
AISC per oz sold(1)	$/oz	1,251	1,831	1,588	1,647	1,448
Mining cost per tonne mined - open pit	$/t	2.11	2.22	2.39	2.26	2.45
Mining cost per tonne mined - underground	$/t	28.06	31.79	33.58	33.81	33.41
Processing cost per tonne processed	$/t	11.62	13.63	14.06	12.76	14.49
G&A cost per tonne processed	$/t	7.99	7.96	7.69	7.55	6.75

(1) Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Revenue is reported net of silver revenue.

Outlook

In 2025, the focus at Fazenda is on development of the larger, CLX open pit.

Fazenda is part of the Bahia Complex. Bahia Complex production guidance for 2025 is 125,000 to 145,000 ounces of gold, with cash costs of $1,360 to $1,460 per oz and AISC of $1,845 to $1,945 per oz.

Sustaining expenditures at Bahia Complex of $70 million in 2025 primarily relate to $22 million for capitalized stripping, $12 million for the acquisition of equipment and components, $8 million for exploration, $4 million for infrastructure and vegetation clearing, $9 million for a TSF raise, and $4 million for underground development. Non-sustaining expenditures of $12 million in 2025 relate primarily to underground development and exploration.

Sustaining expenditures for 2025 include $8 million for exploration with a focus on reserve replacement. Non-sustaining expenditures include $9 million for step-out and regional exploration.

Santa Luz Gold Mine, Bahia, Brazil

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined	kt	877	361	678	2,091	2,326
Waste mined	kt	2,608	3,410	1,323	11,522	8,303
Open pit strip ratio	w:o	2.97	9.44	1.95	5.51	3.57
Tonnes processed	kt	604	653	536	2,301	2,200
Average gold grade processed	g/t	1.27	1.29	1.17	1.27	1.25
Recovery	%	63.5	58.3	61.7	59.2	64.7
Gold produced	oz	14,793	16,650	12,044	56,906	57,182
Gold sold	oz	15,478	16,266	12,132	56,984	56,696

Financial data
Revenue(2)	M$	41.0	40.3	24.2	137.5	110.0
Cash costs(1)	M$	28.2	31.7	25.4	111.2	95.3
Sustaining capital(1)	M$	0.3	3.7	3.3	13.8	7.2
Sustaining lease payments	M$	0.2	0.1	0.1	0.5	0.4
Reclamation expenses	M$	0.3	0.3	0.2	1.3	1.0
Total AISC(1)	M$	29.0	35.8	29.0	126.8	103.9
AISC contribution margin(1)	M$	12.1	4.4	(4.8)	10.8	6.0
Non-sustaining expenditures	M$	0.4	0.3	0.6	3.1	3.0

Unit analysis
Realized gold price per oz sold	$/oz	2,652	2,476	1,993	2,412	1,940
Cash costs per oz sold(1)	$/oz	1,820	1,949	2,092	1,951	1,681
AISC per oz sold(1)	$/oz	1,868	2,203	2,392	2,224	1,834
Mining cost per tonne mined	$/t	2.99	3.00	3.45	3.03	3.25
Processing cost per tonne processed	$/t	21.35	22.03	25.84	23.86	23.79
G&A cost per tonne processed	$/t	5.08	5.26	5.66	4.82	5.02

(1) Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Revenue is reported net of silver revenue.

Outlook

In 2025, the focus at Santa Luz is on improving the steady-state throughput of the plant to achieve and maintain a design capacity of 2.7 million tonnes per annum. This improvement follows the installation of a trunnion on the SAG mill in mid-2024. The trunnion increased SAG mill throughput by up to 10%. The planned 2025 refurbishment of leach tanks and agitators, the addition of the sixth leach tank and better availability of electrowinning equipment are expected to provide a consistent recovery of approximately 64% for 2025. The desliming project is currently suspended until operational complexities are resolved and anticipated benefits are confirmed. The potential benefits associated with desliming are not included in 2025 guidance.

Santa Luz is part of the Bahia Complex. Bahia Complex production guidance for 2025 is 125,000 to 145,000 ounces of gold, with cash costs of $1,360 to $1,460 per oz and AISC of $1,845 to $1,945 per oz.

Sustaining expenditures at Bahia Complex of $70 million in 2025 primarily relate to $22 million for capitalized stripping, $12 million for the acquisition of equipment and components, $8 million for exploration, $4 million for infrastructure and vegetation clearing, $9 million for a TSF raise and $4 million for underground development. Non-sustaining expenditures of $12 million in 2025 relate primarily to underground development and exploration.

Sustaining expenditures for 2025 include $8 million for exploration with a focus on reserve replacement. Non-sustaining expenditures include $9 million for step-out and regional exploration.

RDM Gold Mine, Minas Gerais, Brazil

		Three months ended			Year ended
Operating data	Unit	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Ore mined	kt	1,022	738	849	2,291	2,003
Waste mined	kt	2,662	4,295	1,891	12,052	9,197
Open pit strip ratio	w:o	2.60	5.82	2.23	5.26	4.59
Ore rehandled	kt	0	16	57	380	715
Tonnes processed	kt	728	683	684	2,621	2,400
Average gold grade processed	g/t	0.99	0.82	0.90	0.79	0.78
Recovery	%	87.9	84.4	88.1	86.7	87.2
Gold produced	oz	21,320	13,472	16,994	56,400	52,614
Gold sold	oz	22,240	11,998	17,177	56,232	52,092

Financial data
Revenue(2)	M$	58.8	29.5	34.0	136.6	101.4
Cash costs(1)	M$	27.1	16.4	18.8	79.6	62.4
Sustaining capital(1)	M$	1.6	4.9	3.3	8.7	11.2
Sustaining lease payments	M$	0.3	0.2	2.5	1.1	9.5
Reclamation expenses	M$	0.3	0.3	0.3	1.1	0.9
Total AISC(1)	M$	29.3	21.8	24.9	90.5	84.0
AISC contribution margin(1)	M$	29.5	7.7	9.1	46.2	17.4
Care and maintenance	M$	-	-	-	-	1.0
Non-sustaining expenditures	M$	-	0.7	-	6.9	-

Unit analysis
Realized gold price per oz sold	$/oz	2,644	2,455	1,980	2,429	1,946
Cash costs per oz sold(1)	$/oz	1,220	1,367	1,097	1,415	1,199
AISC per oz sold(1)	$/oz	1,318	1,817	1,453	1,608	1,612
Mining cost per tonne mined	$/t	3.09	2.44	2.88	2.87	2.28
Processing cost per tonne processed	$/t	14.07	11.96	12.18	12.48	12.18
G&A cost per tonne processed	$/t	3.88	3.53	3.62	3.66	3.35

(1) Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Revenue is reported net of silver revenue.

Outlook

RDM production guidance for 2025 is 50,000 to 60,000 ounces of gold, with cash costs of $1,615 to $1,715 per oz and AISC of $1,880 to $1,980 per oz.

Sustaining expenditures at RDM of $15 million in 2025 include $6 million for the dry tails storage facility costs and $5 million for equipment to haul tails to the storage facility. Non-sustaining expenditures of $10 million in 2025 relate primarily to capitalized stripping.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in thousands of US dollars)

	2024	2023
Assets
Current assets
Cash and cash equivalents	$239,329	$191,995
Marketable securities	6,142	92,666
Trade and other receivables	70,035	82,307
Inventories	417,541	412,005
Derivative assets	-	17,700
Prepaid expenses	44,529	35,144
Other current assets	6,529	2,141
	784,105	833,958
Non-current assets
Restricted cash	12,201	15,322
Inventories	277,102	200,368
Mineral properties, plant and equipment	5,564,713	3,225,213
Investments in associates	-	29,263
Deferred income tax assets	2,339	-
Other non-current assets	73,135	46,253
Total assets	$6,713,595	$4,350,377

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$268,444	$246,522
Current portion of loans and borrowings	135,592	138,604
Current portion of deferred revenue	116,334	39,598
Current portion of derivative liabilities	116,563	8,829
Other current liabilities	52,158	46,048
	689,091	479,601
Non-current liabilities
Loans and borrowings	1,212,239	786,376
Deferred revenue	266,718	194,535
Reclamation and closure cost provisions	130,174	120,083
Derivative liabilities	46,372	11,082
Deferred income tax liabilities	799,972	244,704
Other non-current liabilities	171,477	71,535
Total liabilities	3,316,043	1,907,916
Shareholders' equity
Common shares	2,798,820	2,085,565
Reserves	74,100	79,077
Accumulated other comprehensive loss	(89,027)	(70,730)
Retained earnings	613,659	348,549
Total equity	3,397,552	2,442,461
Total liabilities and equity	$6,713,595	$4,350,377

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, expressed in thousands of US dollars, except share and per share amounts)

	2024	2023
Revenue	$1,514,120	$1,088,191
Cost of sales
Operating expense	(989,586)	(764,232)
Depreciation and depletion	(220,487)	(214,975)
	(1,210,073)	(979,207)
Income from mine operations	304,047	108,984

Care and maintenance expense	(580)	(1,431)
Exploration and evaluation expense	(12,493)	(11,690)
General and administration expense	(53,010)	(46,243)
Income from operations	237,964	49,620

Finance expense	(95,381)	(60,201)
Finance income	8,062	11,689
Share of net income (loss) of associates	702	(17,465)
Other income	478,734	31,125
Income before income taxes	630,081	14,768

Income tax (expense) recovery	(290,794)	14,116
Net income	$339,287	$28,884

Net income per share
Basic	$0.85	$0.09
Diluted	$0.75	$0.09
Weighted average shares outstanding
Basic	400,109,698	312,765,516
Diluted	473,546,710	316,302,864

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, expressed in thousands of US dollars)

	2024	2023
Net income	$339,287	$28,884
Other comprehensive loss
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation (loss) gain	(84,417)	21,200
Reclassification of cumulative foreign currency translation loss relating to previously held 60% interest in the Greenstone Mine	31,904	-
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments	(39,961)	(46,359)
Income tax expense relating to change in fair value of marketable securities and other investments in equity instruments	-	(92)
	(92,474)	(25,251)
Total comprehensive income	$246,813	$3,633

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, expressed in thousands of US dollars)

	2024	2023
Cash provided by (used in):
Operating activities
Net income for the year	$339,287	$28,884
Adjustments for:
Depreciation and depletion	222,616	216,121
Finance expense	95,381	60,201
Share of net (income) loss of associates	(702)	17,465
Change in fair value of derivatives	123,289	(31,563)
Settlements of derivatives	(13,857)	33,651
Gain on remeasurement of previously held interest in the Greenstone Mine	(579,816)	-
Expected credit losses and write-offs	(31)	13,802
Unrealized foreign exchange (gain) loss	(21,418)	9,439
Gain on sale of partial interest and reclassification of investment in i-80 Gold Corp. ("i-80 Gold")	-	(34,467)
Income tax expense (recovery)	290,794	(14,116)
Income taxes paid	(19,602)	(13,567)
Gold sale prepayments	-	225,000
Other	(5,743)	16,600
Operating cash flow before changes in non-cash working capital	430,198	527,450
Changes in non-cash working capital	(58,014)	(168,987)
	372,184	358,463
Investing activities
Expenditures on mineral properties, plant and equipment	(412,073)	(523,298)
Acquisition of Greenstone Mine ("Greenstone Acquisition")	(744,110)	-
Purchases of marketable securities	-	(8,927)
Proceeds from dispositions of marketable securities	48,191	53,359
Net proceeds from sale of partial interest in i-80 Gold	-	22,846
Other	(3,727)	(6,654)
	(1,111,719)	(462,674)
Financing activities
Draw down on credit facility	560,000	253,667
Proceeds from issuance of convertible notes	-	172,500
Repayment of portion of credit facility	-	(293,000)
Proceeds from other financing arrangements	57,346	23,131
Repayments of other financing arrangements	(7,296)	(1,739)
Interest paid	(112,647)	(65,857)
Lease payments	(29,494)	(34,720)
Net proceeds from issuance of shares	335,562	40,769
Proceeds from exercise of warrants and stock options	2,456	3,465
Transaction costs and other	(13,452)	(5,718)
	792,475	92,498
Effect of foreign exchange on cash and cash equivalents	(5,606)	2,939
Increase (decrease) in cash and cash equivalents	47,334	(8,774)
Cash and cash equivalents - beginning of year	191,995	200,769
Cash and cash equivalents - end of year	$239,329	$191,995

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.

This measure seeks to reflect the full cost of gold production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended			Year ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Operating expenses	333.4	268.3	198.2	989.6	764.2
Silver revenue	(1.3)	(0.4)	(0.6)	(3.1)	(2.1)
Fair value adjustment on acquired inventories	(4.9)	(3.1)	1.6	(20.6)	(6.9)
Pre-commercial production and development stage operating expenses (1)	(37.8)	(43.0)	-	(88.5)	-
Total cash costs	$289.4	$221.8	$199.3	$877.4	$755.2
Sustaining capital	34.9	30.9	42.7	130.8	119.9
Sustaining lease payments	1.6	1.6	4.6	7.8	17.6
Reclamation expense	3.2	3.0	1.7	11.6	9.1
Sustaining exploration expense	0.2	0.2	-	0.9	-
Pre-commercial production and development stage sustaining expenditures(1)	(1.4)	(0.4)	-	(1.9)	-
Total AISC	$327.9	$257.2	$248.3	$1,026.6	$901.9
Gold oz sold	217,678	173,973	149,861	623,579	559,481
Gold oz sold from entities during pre-commercial production or development stages(1)	(19,161)	(45,028)	-	(74,547)	-
Adjusted gold oz sold	198,517	128,945	149,861	549,032	559,481
Cash costs per gold oz sold	1,458	$1,720	$1,330	1,598	$1,350
AISC per oz sold	$1,652	$1,994	$1,657	$1,870	$1,612

(1) Consolidated cash cost per oz sold and AISC per oz sold for the three months and year ended December 31, 2024 excludes Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production November 6, 2024 and exclude Castle Mountain results after August 31, 2024 when residual leaching commenced.

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations:

	Three months ended			Year ended
$'s in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Capital additions to mineral properties, plant and equipment(1)	$103.3	$146.9	$157.0	$523.7	$596.4
Less: Non-sustaining capital at operating sites	(34.6)	(14.8)	(8.1)	(64.1)	(25.3)
Less: Non-sustaining capital for projects and pre-commercial production and development stages	(11.6)	(92.1)	(94.6)	(260.5)	(390.4)
Less: Capital expenditures - corporate	-	-	0.1	-	(0.3)
Less: Other non-cash additions(2)	(22.2)	(9.1)	(11.7)	(68.3)	(60.4)
Sustaining capital	$34.9	$30.9	$42.7	$130.8	$119.9
Add: sustaining lease payments	1.6	1.6	4.6	7.8	17.6
Add: reclamation expense	3.2	3.0	1.7	11.6	9.1
Add: sustaining exploration expense	0.2	0.2	-	0.9	-
Sustaining expenditures	39.9	35.7	49.1	151.1	146.7

(1) Per note 9 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$'s in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Operating cash flow before non-cash changes in working capital	$212.7	$130.1	$168.2	$430.2	$527.5
Less: Fair value adjustments on acquired inventories	4.9	3.1	(1.6)	20.6	6.9
Less: Operating cash flow (generated) used by non-mine site activity(1)	12.6	(38.5)	(71.1)	(10.0)	(223.2)
Cash flow from operating mine sites	$230.1	$94.7	$95.6	$440.8	$311.2

Mineral property, plant and equipment additions	$103.3	146.9	157.0	$523.7	596.4
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(34.9)	(101.2)	(106.2)	(329.9)	(451.2)
Capital expenditure from operating mine sites	68.4	45.7	50.8	193.8	145.2
Lease payments related to non-sustaining capital items	11.6	3.0	7.0	27.9	20.5
Non-sustaining exploration expense	1.7	2.1	3.1	7.1	11.5
Total mine-site free cash flow before changes in non-cash working capital	$148.4	$43.9	$34.7	$212.0	$134.0
(Increase) decrease in non-cash working capital	$35.2	$9.4	$(42.3)	$(49.7)	$(169.0)
Total mine site free cash flow after changes in non-cash working capital	$183.6	$53.3	$(7.6)	$162.3	$(35.0)

(1) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Year ended
$'s in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenue	$575.0	$428.4	$297.8	$1,514.1	$1,088.2
Less: silver revenue	(1.3)	(0.4)	(0.6)	(3.1)	(2.1)
Less: AISC	(327.9)	(257.2)	(248.3)	(1,026.6)	(901.9)
Less: revenue from entities during pre-commercial production or development stages(1)	$(50.1)	$(109.5)	$-	$(183.7)	$-
AISC contribution margin	$195.7	$61.3	$48.9	$300.7	$184.2
Gold ounces sold	217,678	173,973	149,861	623,579	559,481
Less: Gold oz sold from entities during pre-commercial production or development stages(1)	(19,161)	(45,028)	-	(74,547)	-
Adjusted gold ounces sold	198,517	128,945	149,861	549,032	559,481
AISC contribution margin per oz sold	$986	$475	$326	$548	$329

(1) AISC contribution margin for the three months and year ended December 31, 2024 excludes Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024 and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced.

EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$'s in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss)	$28.3	0.3	3.9	$339.3	28.9
Income tax (recovery) expense	47.9	36.5	4.5	290.8	(14.1)
Depreciation and depletion	72.6	59.3	61.3	222.6	216.1
Finance expense	37.6	19.7	17.9	95.4	60.2
Finance income	(1.8)	(2.0)	(2.4)	(8.1)	(11.7)
EBITDA	$184.5	$113.8	$85.2	$940.0	$279.4
Non-cash share-based compensation expense	2.0	2.4	2.6	9.6	8.5
Unrealized (gain) loss on gold contracts	(11.9)	18.0	12.7	16.5	4.0
Unrealized (gain) loss on foreign exchange contracts	39.1	(4.4)	(4.3)	72.4	(13.4)
Unrealized foreign exchange (gain) loss	(6.0)	4.9	1.5	(14.0)	5.3
Change in fair value of Greenstone Contingent Consideration	0.6	9.9	1.7	23.2	3.0
Gain on remeasurement of previously held interest in Greenstone	-	-	-	(579.8)	-
Share of net (income) loss of investment in associate	-	-	0.4	(0.7)	17.5
Other (income) expense	9.9	(2.8)	(4.5)	(9.8)	0.1
Transaction costs	-	-	-	0.8	-
Adjusted EBITDA	$218.2	$141.9	$95.3	$458.2	$304.4

Adjusted Net Income and Adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$'s and shares in millions	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) attributable to Equinox Gold shareholders	$28.3	$0.3	$3.9	$339.3	$28.9
Add (deduct):
Non-cash share-based compensation expense	2.0	2.4	2.6	9.6	8.5
Unrealized (gain) loss on gold contracts	(11.9)	18.0	12.7	16.5	4.0
Unrealized (gain) loss on foreign exchange contracts	39.1	(4.4)	(4.3)	72.4	(13.4)
Unrealized foreign exchange (gain) loss	(6.0)	4.9	1.5	(14.0)	5.3
Change in fair value of Greenstone Contingent Consideration	0.6	9.9	1.7	23.2	3.0
Gain on remeasurement of previously held interest in Greenstone	-	-	-	(579.8)	-
Share of net (income) loss of investment in associate	-	-	0.4	(0.7)	17.5
Other (income) expense	9.9	(2.8)	(4.5)	(9.8)	0.1
Transaction costs	-	-	-	0.8	-
Income tax impact related to above adjustments	3.0	(0.6)	0.6	191.9	(0.8)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	12.5	9.6	(12.2)	47.3	(31.3)
Adjusted net income (loss)	$77.5	$37.4	$2.4	$96.7	$21.7

Basic weighted average shares outstanding	454.4	428.5	313.7	400.1	312.8
Diluted weighted average shares outstanding	459.8	434.5	317.3	473.5	316.3
Adjusted income (loss) per share - basic ($/share)	$0.17	$0.09	$0.01	$0.24	$0.07
Adjusted income (loss) per share - diluted ($/share)	$0.17	$0.09	$0.01	$0.20	$0.07

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	December 31, 2024	September 30, 2024	December 31, 2023
Current portion of loans and borrowings	$135.6	$273.8	$138.6
Non-current portion of loans and borrowings	1,212.2	1,208.7	786.4
Total debt	1,347.8	1,482.5	925.0
Less: Cash and cash equivalents (unrestricted)	(239.3)	(167.8)	(192.0)
Net debt	$1,108.5	$1,314.7	$733.0

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with six operating gold mines and a plan to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

CAUTIONARY NOTES

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance; the Company's expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the Company's production and cost guidance; the timing for and Company's ability to successfully advance its growth and development projects, including the expansions at Castle Mountain and Aurizona; the anticipated timeframe for residual leaching at Castle Mountain; the Company's ability to successfully renegotiate new long-term agreements at Los Filos and the need to suspend operations indefinitely if those negotiations are unsuccessful; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the expectations for the Company's investments in Versamet and Bear Creek; and the conversion of Mineral Resources to Mineral Reserves.

Forward-looking Information generally identified by the use of words like "believe", "will", "achieve", "strategy", "increase", "plan", "vision", "improve", "potential", "intend", "anticipate", "expect", "estimate", "on track", "target", "objective", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct.

The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company's ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; no labour-related disruptions; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company's operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; that the effect of any tariffs will not materially affect the price or availability of goods used by the Company at its operations; achieving design capacity at Greenstone in accordance with expectations; the expansion projects at Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company's ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; the Company's ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objectives related to environmental performance; the strategic visions for Versamet and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; tariffs; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section "Risks and Uncertainties" in this news release and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Technical Information

Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.